

Mark Thomas Lynn · 2nd

Founder and CEO at AMASS Botanics (Hiring!)

Los Angeles, California, United States · 500+ connections ·

Contact info

 **AMASS**

 **Harvard Business Sc
Executive Education**

Featured



Mark Lynn (@MarkTLynn) | Twitter
Twitter

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Irish Born Entrepreneur + Manchild Co-Founder...

Personal Website
mark thomas lynn

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Activity

2,851 followers

 **A good bar cart has been a necessity over the last 48 hours!...**
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39 Reactions • 4 Comments

 **Excited to welcome Anna Moghaddam, aPHR to the AM/**
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48 Reactions • 2 Comments

 **Go Pierina Merino FlickPlay**
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4 Reactions • 1 Comment

 **Amass master distiller Morgan McLachlan is on a quest to ret**
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32 Reactions • 1 Comment

Experience

 ### Founder / CEO
AMASS
Oct 2018 – Present · 2 yrs 2 mos
Greater Los Angeles Area

AMASS unlocks the power of plants for ritual.
From botanical spirits and aperitifs, to functional tonics and body care products, AMASS makes premium botanics for modern life.

 ### Chairman
Digital Brands Group
Jan 2015 – Present · 5 yrs 11 mos
Los Angeles / Austin

Digital Brands Group is a curated collection of luxury lifestyle, digital-first brands.

Winc ### Co-Founder
Winc Wines
Aug 2011 – Dec 2013 · 2 yrs 5 mos
Greater Los Angeles Area

Winc is reimagining every aspect of wine, from the art and science of winemaking to packaging and transport to how wine is sold, distributed, and ultimately enjoyed.

$230M lifetime revenue, 542k Customers, 14M bottles sold,195% revenue CAGR fro ...see mor

 ### Partner
Banctek Solutions
Dec 2009 – Apr 2011 · 1 yr 5 mos
Greater Denver Area

Sold to Zuni Payments.

Our services include credit and debit card processing, check conversion with guarantee and electronic gift card processing. Along with our many services, our staff's expertise ii ...see mor

Co-Founder

PlayCoed.com
2006 – 2008 · 2 yrs
Greater Denver Area

Sold to LeagueApps (212 Media)

Education



Harvard Business School Executive Education

Taking Marketing Digital Certificate



